(An Exploration Stage Company)

Audited Consolidated Financial Statements

December 31, 2014

(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The management of Quaterra Resources Inc. is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including consolidated financial statements, reflects amounts based on management’s best estimates and judgments. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the Company’s shareholders.

Smythe Ratcliffe LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and has expressed its opinion in the independent auditors’ report.

“Steven Dischler” (signed)	“Scott Hean” (signed)

Steven Dischler	Scott Hean
President and Chief Executive Officer	Chief Financial Officer

March 26, 2015
Vancouver, British Columbia, Canada

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF QUATERRA RESOURCES INC.

We have audited the accompanying consolidated financial statements of Quaterra Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2014, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Quaterra Resources Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years ended December 31, 2014, 2013 and 2012 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Chartered Accountants

Vancouver, Canada
March 26, 2015

Quaterra Resources Inc.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	December 31, 2014	December 31, 2013
Assets
Current assets:
Cash		$1,720,800	$894,265
Restricted cash		32,491	42,444
Amounts due from exploration partners		29,336	49,468
Taxes		4,920	6,709
Current portion of amount due from Freeport Nevada LLC	6	2,303,719	-
Prepaid and deposits		44,023	42,864
		4,135,289	1,035,750
Non-current assets:
Marketable securities	4	-	4,167
Amount due from Freeport Nevada LLC	6	2,148,172	-
Equipment	5	76,521	150,374
Mineral properties	6	37,488,476	44,865,186
Reclamation bonds		71,621	182,046
		39,784,790	45,201,773
Total Assets		$43,920,079	$46,237,523

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$377,607	$540,655
Due to related parties	12 (a)	3,295	-
Loan payable	12 (b)	-	689,038
		380,902	1,229,693
Non-current liabilities
Promissory notes payable	7	451,787	-
Derivative liability – warrants	8	1,500,467	1,191,784
		1,952,254	1,191,784
Total Liabilities		2,333,156	2,421,477

Shareholders' Equity
Share capital	9	116,135,532	116,135,532
Share-based payment reserve	10	19,735,627	19,480,034
Deficit		(94,284,236)	(91,799,520)
		41,586,923	43,816,046
Total Liabilities and Shareholders' Equity		$43,920,079	$46,237,523

Approved on behalf of the Board of Directors:

“Steven Dischler” (signed)	“Anthony Walsh” (signed)
Steven Dischler	Anthony Walsh

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars)

	Note	Years ended December 31,
		2014	2013	2012
General administrative expenses
Administration and general office		$366,488	$657,751	$726,113
Consulting		39,215	258,350	366,364
Depreciation	5	34,462	74,503	133,595
Directors' fees		-	-	126,971
Investor relations and communications		90,296	39,821	224,409
Personnel costs		1,054,398	806,443	1,135,986
Professional fees		662,069	643,243	595,753
Share-based payments	10 (a)	255,593	459,977	1,046,517
Transfer agent and regulatory fees		111,982	104,838	142,561
Travel and promotion		45,919	80,518	53,137
		(2,660,422)	(3,125,444)	(4,551,406)

Exploration partner administration income		22,808	26,442	90,847
Fair value gain on derivative liability	8	693,121	2,363,892	-
Foreign exchange gain (loss)		211,781	(7,866)	(166,914)
General exploration costs		(424,875)	(67,448)	(182,852)
Impairment of marketable securities	4	(4,167)	(8,166)	(66,533)
Impairment of mineral properties	6 (e), 6(f)	(3,508,465)	(26,212,984)	-
Gain on disposal of equipment		8,093	-	39,954
Gain (loss) on disposal of mineral properties		3,312,632	(1,735,714)	820,712
Interest expense and other		(135,222)	(50,628)	57,985
Write-off of taxes receivable		-	-	(895,769)
Net loss for the year		(2,484,716)	(28,817,916)	(4,853,976)
Unrealized loss on marketable securities		-	(8,166)	(15,334)
Transfer on impairment of marketable securities		-	8,166	66,533
		-	-	51,199
Comprehensive loss for the year		$(2,484,716)	$(28,817,916)	$(4,802,777)
Loss per share - basic and diluted		$(0.01)	$(0.17)	$(0.03)
Weighted average number of common shares outstanding		193,479,416	172,117,694	155,378,395

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended December 31,
	2014	2013	2012
Operating activities
Net loss for the year	$(2,484,716)	$(28,817,916)	$(4,853,976)
Items not involving cash:
Depreciation	34,462	74,503	133,595
Fair value gain on derivative liability	(693,121)	(2,363,892)	-
Loss (gain) on sale of mineral property	(3,312,632)	1,735,714	(820,712)
Loan interest expense accrued	104,931	50,877	-
Loan interest income accrued	(29,761)	-	-
Share-based payments	255,593	459,977	1,046,517
Shares issued for services	-	-	30,000
Impairment of mineral property	3,508,465	26,212,984	-
Impairment of marketable securities	4,169	8,266	66,533
Unrealized loss (gain) on foreign exchange	(136,137)	(11,759)	43,266
Write-off of taxes and other receivables	2,558	-	895,769
Gain on disposal of equipment	(8,093)	-	-
	(2,754,282)	(2,651,346)	(3,459,008)
Changes in non-cash working capital
Taxes and other receivables	1,789	23,585	(14,796)
Prepaid and deposits	(1,158)	177,300	37,324
Accounts payable and accrued liabilities	(77,343)	47,048	(60,356)
Due to related parties	3,295	(26,990)	(20,894)
Cash used in operating activities	(2,827,699)	(2,430,403)	(3,517,730)
Financing activities
Shares and warrants issued for cash, net of issue costs	-	3,004,795	3,848,219
Repayment of loan payable	(638,160)	638,160	-
Convertible note payable	533,350	-	-
Derivative liability – warrants	-	-	774,673
Cash (used) provided by financing activities	(104,810)	3,642,955	4,622,892
Investing activities
Expenditures on mineral properties	(1,942,052)	(4,205,935)	(13,397,677)
Due from exploration partners	20,132	564,285	(373,531)
Mineral property recovery	2,765,330	-	-
Purchase of equipment	-	-	(9,676)
Proceeds from disposal of equipment	40,013	-	-
Reclamation bonds	90,427	-	348,805
Proceeds from sale of mineral property	2,775,241	1,490,104	1,980,381
Restricted cash	9,953	37,704	11,500
Cash provided by (used in) investing activities	3,759,044	(2,113,842)	(11,440,198)
Effect of foreign exchange on cash	-	-	(16,730)
Increase (decrease) in cash during the year	826,535	(901,290)	(10,351,766)
Cash, beginning of year	894,265	1,795,555	12,147,321
Cash, end of year	$1,720,800	$894,265	$1,795,555
Supplemental cash flow information (Note 14)

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Statements of Changes in Equity
(Expressed in Canadian dollars)

	Common Shares		Share-based	Accumulated Other
			payment	Comprehensive
	Shares	Amount	reserve	Loss	Deficit	Total
Balance, December 31, 2011	152,353,283	$111,923,521	$17,988,540	$(51,199)	$(58,127,628)	$71,733,234
Common shares issued for cash, net of issue costs	10,541,571	3,848,219				3,848,219
Cancelled shares	(2,501)					-
Common shares issued for services	98,483	45,000	(15,000)			30,000
Share-based payments			1,046,517			1,046,517
Unrealized loss on available-for-sale marketable securities				(15,334)		(15,334)
Impairment of available-for-sale marketable securities				66,533		66,533
Net loss for the year					(4,853,976)	(4,853,976)
Balance, December 31, 2012	162,990,836	115,816,740	19,020,057	-	(62,981,604)	71,855,193
Common shares issued for cash, net of issue costs	29,810,000	3,004,795				3,004,795
Common shares issued for mineral properties	678,580	95,000				95,000
Derivative liability - warrants		(2,781,003)				(2,781,003)
Share-based payments			459,977			459,977
Unrealized loss on available-for-sale marketable securities				(8,166)		(8,166)
Impairment of available-for-sale marketable securities				8,166		8,166
Net loss for the year					(28,817,916)	(28,817,916)
Balance, December 31, 2013	193,479,416	116,135,532	19,480,034	-	(91,799,520)	43,816,046
Share-based payments			255,593			255,593
Net loss for the year					(2,484,716)	(2,484,716)
Balance, December 31, 2014	193,479,416	$116,135,532	$19,735,627	$-	$(94,284,236)	$41,586,923

(See the accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

1.	Nature and Continuance of operations

Quaterra Resources Inc. (“Quaterra” or the “Company”) is engaged in the exploration and development of its copper properties in Nevada, United States of America. Quaterra is a publicly listed company incorporated in Canada under the Business Corporations Act (British Columbia). The Company’s shares are listed on the TSX Venture Exchange (“TSX-V”) and OTCQX. The head office, principal address and records office of the Company are located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5. The Company’s registered office is 1200 – 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8.

The Company is in the process of exploring its mineral properties and has not yet determined whether its mineral properties contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts recorded as mineral properties is entirely dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to obtain the necessary funding to complete its exploration and development of its mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue (other than the potential sale of assets), and has significant cash requirements to meet its administrative overhead, pay its liabilities and maintain its mineral interests, which cash requirements management believes are adequate for the next few years.

The Company incurred a net loss of $2,484,716 for the year ended December 31, 2014 (2013 - $28,817,916; 2012 - $4,853,976). As at December 31, 2014, the Company had an accumulated deficit of $94,284,236 with a working capital surplus of $3,754,387 (2013 - deficiency of $193,943).

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern and meet its commitments as they become due, including completion of the acquisition, exploration and development of its mineral properties, is dependent on the Company’s ability to obtain the necessary financing. Due to two transactions occurring in the 4th quarter 2014 (see Note 6) management believes that it has sufficient funds for the next full year of operations. These consolidated financial statements do not include the adjustments that would result if the Company is unable to continue as a going concern.

These consolidated financial statements were approved by the board of directors for issue on March 26, 2015.

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2014. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies (Continued)

a)	Basis of presentation and consolidation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale and derivative financial liability, which are stated at their fair values. These consolidated financial statements are presented in Canadian dollars, the Company and subsidiaries’ functional currency.

These consolidated financial statements incorporate the financial statements of the Company and the entities controlled (directly or indirectly) by the Company (its subsidiaries) including Quaterra Alaska Inc. and Singatse Peak Services LLC, incorporated in the United States; Minera Agua Tierra S.A. de C.V., incorporated in Mexico; and Quaterra International Limited, incorporated in the British Virgin Islands. All significant intercompany transactions and balances have been eliminated.

Control is based on whether an investor has power over the investee and the ability to use its power over the investee to affect the amount of the returns.

b)	Accounting estimates and judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations. The areas where assumptions, estimates and judgments are significant to the consolidated financial statements relate to, but are not limited to, the following:

i)

The recoverability of the carrying value of the mineral properties: the assessment of the impairment indicators involves the application of a number of significant judgments and estimates to certain variables including metal price trends, plans for properties, and the results of exploration and evaluation to date;

ii)

Fair value of derivative liabilities and share-based payments: the fair value of derivative liabilities that are not traded in an active market is determined by using a valuation technique. Management makes estimates and utilizes assumptions in determining the fair value for share-based payments, warrants and the (gain) loss on the revaluation of the derivative liability in determining inputs to be used for the Black- Scholes option pricing model;

iii)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements;

iv)

Deferred tax assets: the assessment of availability of future taxable profits involves judgment. A deferred tax asset is recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized.

v)	The Company recognizes receivables at the date of inception based upon the present value of payments to be received discounted at fair market rate.

vi)

Fair value of derivative liabilities and convertible debt: Management makes estimates and utilizes assumptions in bifurcating the components of convertible notes with attached warrants that are priced in currency other than the Company’s functional currency.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies (Continued)

c)	Foreign currency translation

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and each of its subsidiaries is the Canadian dollar. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transactions. Monetary assets and liabilities are translated at exchange rates prevailing at each reporting date. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the historical rate on the date that the fair value was determined. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than the Company’s functional currency are recognized in net loss.

d)	Reclamation bonds

Certain cash is held in long-term reclamation bonds to support future reclamation work on the Company’s mineral properties in the United States. No interest is earned on these bonds.

e)	Equipment

Equipment is measured at cost less accumulated depreciation and impairment losses. Cost comprises expenditures that are directly attributable to the acquisition of the asset. Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment, and are recognized in net loss.

Depreciation is calculated over the estimated useful life of the assets using the declining-balance method at an annual rate of 30% for vehicles and field equipment, and up to 75% for computer equipment.

f)	Mineral properties

The cost of acquiring mineral properties and related exploration and development costs are deferred on an individual area of interest basis until the properties are placed into production, sold or determined to be impaired. Once a license to explore an area has been secured, directly attributable expenditures on exploration and evaluation activities are capitalized to mineral properties. Costs incurred to acquire an interest in a mineral property are capitalized as a mineral property acquisition cost. Costs incurred prior to obtaining the right to explore are expensed as incurred. Proceeds from the sale of properties or cash proceeds received from farm-out agreements are recorded as a reduction of the related mineral interest, with any excess proceeds accounted for in net loss.

Management reviews the carrying value of capitalized acquisition and exploration costs at least quarterly to consider whether there are any conditions that may indicate impairment.

g)	Unit offering

The Company uses the residual value method with respect to the measurement of common shares and share purchase warrants issued as units. The proceeds from the issue of units is allocated between common shares and share purchase warrants on a residual value basis, wherein the fair value of the common shares is based on the market value on the date of announcement of the placement and the balance, if any, is allocated to the attached warrants. Share issuance costs are netted against share proceeds.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

2.	Summary of significant accounting policies (Continued)

h)	Share-based payments

The Company has a stock option plan that is described in note 10. Share-based payments to employees are measured at the fair value of the equity instruments issued and are amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or at the fair value of the equity instruments issued (if it is determined the fair value of the goods or services cannot be reliably measured), and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payment reserve. If and when the stock options or warrants are ultimately exercised, the applicable amount of reserve is transferred to share capital.

i)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the year. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

j)	Income tax

Income tax comprises current and deferred tax. Income tax is recognized in net loss, except to the extent related to items recognized directly in equity or in other comprehensive loss.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

k)	Financial instruments

Financial instruments are classified as one of the following: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive loss and reported in shareholders’ equity.

The Company’s available-for-sale assets are marketable securities.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss accordingly.

The Company’s warrants that have an exercise price denominated in US dollars, which is different from the Company’s functional currency, are treated as derivative liabilities, and accordingly, recorded in the Company’s consolidated statements of financial position at fair value calculated using the Black-Scholes option pricing model. Changes in fair values are recorded In profit or loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

3.	Recent and future accounting changes

At the date of authorization of these consolidated financial statements, the IASB and International Financial Reporting Interpretation Committee have issued the following new and revised standards and interpretations, which are not yet effective for the relevant reporting periods. Some of these new and revised standards and interpretations have little if any impact on the Company.

IFRS 9 Financial Instruments (2014)

This is a finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•

Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics. The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to annual periods beginning on or after January 1, 2018.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

Amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11
•	disclose the information required by IFRS 3 and other IFRS for business combinations.

The amendments apply both to the initial acquisition of an interest in joint operation, and the acquisition of an additional interest in a joint operation (in the latter case, previously held interests are not remeasured).

Note: The amendments apply prospectively to acquisitions of interests in joint operations in which the activities of the joint operations constitute businesses, as defined in IFRS 3, for those acquisitions occurring from the beginning of the first period in which the amendments apply. Amounts recognized for acquisitions of interests in joint operations occurring in prior periods are not adjusted.

Applicable to annual periods beginning on or after July 1, 2016.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

3.	Recent and future accounting changes (Continued)

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

Amends IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) to clarify the treatment of the sale or contribution of assets from an investor to its associate or joint venture, as follows:

•	require full recognition in the investor's financial statements of gains and losses arising on the sale or contribution of assets that constitute a business (as defined in IFRS 3 Business Combinations)
•	require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

These requirements apply regardless of the legal form of the transaction, e.g. whether the sale or contribution of assets occurs by an investor transferring shares in an subsidiary that holds the assets (resulting in loss of control of the subsidiary), or by the direct sale of the assets themselves.

Applicable to annual periods beginning on or after July 1, 2016.

4.	Marketable securities

The fair value of marketable securities, determined by reference to closing quoted share prices at each reporting date, was as follows:

			December 31, 2014			December 31, 2013
	Number of		Accumulated			Accumulated
	shares	Cost	unrealized losses	Carrying value	Cost	unrealized losses	Carrying value
Redtail	66,667	$38,866	$(38,866)	$-	$38,866	$(38,199)	$667
Auramex	100,000	40,000	(40,000)	-	40,000	(36,500)	3,500
		$78,866	$(78,866)	$-	$78,866	$(74,699)	$4,167

During the year ended December 31, 2014, management made the assessment that its investments in Redtail Metals Corp. (“Redtail”) and Auramex Resource Corp. (“Auramex”) had experienced a prolonged decline in their fair values. Accordingly, an impairment of $4,167 (2013 - $8,166) was recognized in net loss.

Quaterra Resources Inc.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

5.	Equipment

	Computer equipment	Field Equipment	Vehicles	Total
Cost
Balance, December 31, 2012	$148,031	$174,870	$491,292	$814,193
Balance, December 31, 2013	148,031	174,870	491,292	814,193
Disposal during the period	-	-	(92,505)	(92,505)
Balance, December 31, 2014	$148,031	$174,870	$398,787	$721,688
Accumulated depreciation
Balance, December 31, 2012	$140,112	$119,558	$329,646	$589,316
Depreciation for the year	5,939	17,362	51,202	74,503
Balance, December 31, 2013	146,051	136,920	380,848	663,819
Depreciation for the period	1,980	11,385	21,097	34,462
Disposal of fixed asset	-	-	(53,114)	(53,114)
Balance, December 31, 2014	$148,031	$148,305	$348,831	$645,167
Carrying value
At December 31, 2013	$1,980	$37,950	$110,444	$150,374
At December 31, 2014	$-	$26,565	$49,956	$76,521

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties

Total mineral property acquisition and exploration costs for the year ended December 31, 2014 were as follows:

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties
Acquisition
Balance, December 31, 2013	$3,363,308	$3,368,518	$340,646	$150,615	$500,000	$2,036,029	$1,754,434	$11,513,550
Additions	273,257	533,631	155,873	13,416	-	87,136	117,302	1,180,615
Recovery	-	-	-	-	(500,000)	-	(1,135,600)	(1,635,600)
Disposal	-	-	-	-	-	(1,230,375)	-	(1,230,375)
Impairments	-	-	-	-	-	(362,439)	-	(362,439)
Balance, December 31, 2014	3,636,565	3,902,149	496,519	164,031	-	530,351	736,136	9,465,751

Exploration
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	33,351,636
Geological	155,463	189,686	5,513	787	-	-	77,865	429,314
Geophysical	3,310	-	-	-	-	-	-	3,310
Technical Studies	9,746	21,787	-	-	-	-	-	31,533
Other	60	99,518	-	14,313	-	-	32,916	146,807
Additions	168,579	310,991	5,513	15,100	-	-	110,781	610,964
Impairments	-	-	-	-		(275,075)	(2,913,360)	(3,188,435)
Balance, December 31, 2014	19,670,055	7,358,911	17,879	1,595,062	-	123,034	2,009,224	30,774,165

Recovery from sales of properties	(1,873,258)	(677,004)	(49,412)	(151,766)	-	-	-	(2,751,440)
Balance, December 31, 2014	$21,433,362	$10,584,056	$464,986	$1,607,327	-	$653,385	$2,745,360	$37,488,476

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

	United States						Mexico
	MacArthur	Yerington	Bear	Herbert Gold	Uranium	Other	Nieves	Other	Total
Mineral Properties	Copper	Copper	Copper	Project	Properties	Properties		Properties
Acquisition
Balance, December 31, 2012	$3,077,838	$3,193,862	$-	$136,492	$4,962,589	$2,054,693	$1,623,310	$2,472,887	$17,521,671
Additions during the year	285,470	174,656	340,646	14,123	110,996	315,536	131,124	553,149	1,925,700
Recovery - Goldcorp	-	-	-	-	-	-	-	(24,226)	(24,226)
Disposal of mineral properties	-	-	-	-	-	-	-	(572,796)	(572,796)
Impairments	-	-	-	-	(4,573,585)	(334,200)	-	(2,429,014)	(7,336,799)
Balance, December 31, 2013	3,363,308	3,368,518	340,646	150,615	500,000	2,036,029	1,754,434	-	11,513,550

Exploration
Balance, December 31, 2012	18,783,675	6,521,961	-	1,512,046	7,867,075	717,824	4,692,483	12,548,826	52,643,890
Geological	509,680	328,365	12,013	30,916	137,279	40,301	82,070	513,817	1,654,441
Geophysical	51,761	9,975	353	-	6,171	177	30,817	7,676	106,930
Geochemical	-	2,672	-	227	-	-	932	-	3,831
Drilling	-	-	-	11,002	-	-	-	-	11,002
Technical Studies	112,243	174,228	-	6,896	-	-	1,281	-	294,648
Other	44,117	10,719	-	18,875	5,004	-	4,220	87,110	170,045
Additions during the year	717,801	525,959	12,366	67,916	148,454	40,478	119,320	608,603	2,240,897
Recovery - Goldcorp	-	-	-	-	-	-	-	(3,945)	(3,945)
Disposal of mineral properties								(2,653,022)	(2,653,022)
Impairments	-	-	-	-	(8,015,529)	(360,193)	-	(10,500,462)	(18,876,184)
Balance, December 31, 2013	19,501,476	7,047,920	12,366	1,579,962	-	398,109	4,811,803	-	33,351,636
Total acquisition and exploration Balance, December 31, 2013	$22,864,784	$10,416,438	$353,012	$1,730,577	$500,000	$2,434,138	$6,566,237	$-	$44,865,186

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

The Company is in the business of exploring and developing its copper assets in the state of Nevada. Exploration programs are carried out through the Company’s management expertise and the use of consultants and contractors. Continuation of these programs is dependent on the Company’s ability to raise additional funds from the market, the continuing participation of its exploration partners and sale of non-Yerington assets.

On June 16, 2014, the Company entered into a Membership Interest Option Agreement (the “Option Agreement”) with Freeport-McMoRan Nevada LLC ("Freeport-McMoRan"), which sets out terms for exploration of the Company’s copper properties in and around Yerington, Nevada. These include MacArthur (6.a), Yerington (6.b), Bear (6.c) and Wassuk (6.d). By August 11, 2014, the Company had transferred all its Yerington copper properties (MacArthur, Yerington, Bear and Wassuk) to its wholly-owned subsidiary Singatse Peak Services LLC. (“SPS”). As part of the Option Agreement closing on June 16, 2014, the Company received US$600,000. Additionally, on August 13, 2014 the Company received US$1,000,000 from Freeport-McMoRan Nevada in accordance with the Option Agreement. On December 17, 2014, the Company received the remaining US$900,000 due under its commitment for the first twelve-month stage of the Option Agreement.

Under the Option Agreement, after conducting additional due diligence about SPS over the first year, Freeport-McMoRan has the right to earn an initial 55% interest in SPS by providing up to US$36,100,000 funds to SPS to complete three staged investigation and work program. During these stages, Freeport-McMoRan provides funding to SPS for property maintenance, general adminstration (“G&A”), environmental compliance and, in later stages, exploration. Freeport-McMoRan can earn a further 20% interest in SPS (increasing its holding to 75%) should it elect to fund SPS with a further US$100 million of spending, or complete a feasibility study, whichever comes first.

In the first twelve-month stage of the Option Agreement, Freeport provided SPS US$2,500,000 for land, water and mineral rights title acquisitions and maintenance costs, G&A and compliance with environmental laws. Freeport-McMoRan can terminate the agreement within the first stage of the agreement at its discretion, with the US$2,500,000 being a firm commitment. Freeport-McMoRan can extend stage one of the Option Agreement for up to a further twelve months upon payment of an extension fee of US$400,000 and commitment of budget funds of US$1,250,000 for each six month extension.

In order for the second stage of the Option Agreement to commence, Freeport-McMoRan must commit to fund US$6,100,000 over the ensuing post-stage twelve-month period for property maintenance costs, G&A, environmental compliance and exploration of the property. During the 24-month third stage of the Option Agreement, Freeport-McMoRan may fund up to US$30,000,000 for exploration of the property, property maintenance costs, G&A and environmental compliance. If Freeport-McMoRan completes stage three funding it will have invested approximately US$38,600,000 in the Yerington Project and will have earned the right to own a 55% interest in SPS.

If Freeport-McMoRan chooses to proceed beyond stage three, it can elect to fund a further US$100,000,000, or fund the costs of completion of a feasibility study, to earn an additional 20% interest for a total 75% interest in SPS (the “Additional Sole Funding”). Alternatively, Freeport-McMoRan can choose to fund with Quaterra, proportional to their 55% and 45% working interests, respectively. If Freeport-McMoRan completes the Additional Sole Funding, Quaterra may elect to fund 25% of project expenditures or transfer an additional 5% interest to Freeport-McMoRan in return for Freeport-McMoRan carrying the first US$50,000,000 of Quaterra’s proportionate share of funding, which is repayable from 90% of Quaterra’s project proceeds.

At any time when the parties are proportionally funding their share of costs, and before an affirmative decision to begin production, a non-funding party will suffer ordinary dilution. Should either party’s interest fall below 10%, it will be converted into a 1% net smelter return royalty (“NSR”). After a production decision, a non-funding party will dilute to a 1% NSR royalty.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

a)	MacArthur Property, Nevada

Pursuant to an agreement dated September 13, 2005, and subsequently amended, with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington Mining District of Lyon County, Nevada. The Company may elect to acquire the property by making the following staged payments totaling US$2,207,000, of which US$212,000 was outstanding as of December 31, 2014:

(i)	US$635,000 and 150,000 shares by January 15, 2010 (paid and issued)
(ii)	US$524,000 on or before January 15, 2011 (paid)
(iii)	US$524,000 plus interest at the rate of 6% per annum by January 15, 2012 (paid)
(iv)	US$100,000 plus US$31,440 interest by January 15, 2013 (paid)
(v)	US$212,000 plus interest of US$36,940 by July 15, 2014 (paid on July 1, 2014)
(vi)	US$212,000 plus interest by January 15, 2015. (Paid subsequent to year-end, see subsequent Events Note 18).

The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

b)	Yerington Property, Nevada

On April 27, 2011, the Company completed the acquisition of the Yerington property after more than three years of legal and environmental due diligence. The purchase price was US$500,000 cash, 250,000 of the Company’s common shares and a 2% NSR capped at US$7.5 million on commencement of commercial production.

The Yerington property is a historic mining site formerly owned and operated by the Anaconda Company, Atlantic Richfield Company (“ARC”) and Arimetco. The property has a history of environmental releases, which are outlined in an environmental site assessment undertaken for the Company by the Chambers Group and subsequently updated by SRK Consulting. The Yerington mine site is a Comprehensive Environmental Response Compensation and Liability Act (“CERLA”) site, but has not been listed on the National Priorities List.

Prior to closing on the property, the Company obtained Bona Fide Prospective Purchaser (“BFPP”) Reasonable Steps letters from the US Environmental Protection Agency (“EPA”), the State of Nevada Department of Environmental Protection (“NDEP”) and the Bureau of Land Management (“BLM”). These letters define reasonable steps that the Company could take to retain its status as a BFPP.

During the year ended December 31, 2012, the Company entered into a voluntary settlement agreement (the “Agreement”) with the EPA to assist in upgrading the fluid management system (the “System”), which manages fluids from the former Arimetco operations at the property. Under the terms of the Agreement, the Company agreed to complete a study of the System in order to determine additional repairs or modifications that may be required and to work with the EPA to determine which, if any, of the conclusions of the study should be implemented. As part of the Agreement, the Company obtained a site-wide covenant not to sue from the EPA for existing environmental contamination related to historic mining operations at the site.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

b)	Yerington Property, Nevada (Continued)

In September 2014, SPS submitted to EPA a Final Report that documented the work SPS performed under the EPA Agreement. SPS incurred costs of US$93,254 during calendar year 2014, which included the final payment to the EPA for the Work to Be Performed and Payment of Response Costs, as defined in the Agreement. On January 7, 2015, the EPA issued a Notice of Completion to SPS confirming that the obligations of the Work to Be Performed and the Payment of Response Costs sections of the Settlement Agreement had been met. With the issuance of the Notice of Completion, SPS believes it does not have further obligations under the Agreement, except for those as a landowner and as a BFPP.

c)	Bear Copper Deposit, Nevada

In December 2013, the Company announced that it had entered into four option agreements completed throughout 2013, covering 1,305 acres of private land north and east of the Yerington mine site, known as the Bear Deposit, that covers additional portions of the Bear copper deposit.

The Bear deposit was discovered in 1961 by Anaconda condemnation drilling in the sulfide tailings disposal area and was further delineated in the 1960s and 1970s. Currently the deposit is open in several directions and has never been consolidated under a single owner. A part of the Company’s recently acquired acreage was not previously accessible for exploration and is adjacent to the highest grade mineralization discovered during previous exploration of the area.

Under the terms of the option agreements, the Company (through its wholly owned subsidiary, SPS) has an exclusive right to explore these parcels and has an option to purchase surface water rights and supplemental storage water rights.

Pursuant to the four option agreements, the Company is required to make payments totaling US$3,040,548 in order to maintain the exclusive right to conduct mineral exploration on these properties. Payments due under the option agreements by year are as follows:

(i)	US$329,258 due in 2013 (paid)
(ii)	US$341,258 due in 2014 (paid)
(iii)	US$288,258 due in 2015
(iv)	US$313,258 due in 2016
(v)	US$345,258 due in 2017
(vi)	US$425,258 due in 2018
(vii)	US$462,000 due in 2019
(viii)	US$512,000 due in 2020
(ix)	US$12,000 due in 2021
(x)	US$12,000 due in 2022.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

d)	Wassuk Copper Project, Nevada

On May 26, 2011, the Company entered into a mining lease with an option to purchase agreement with Majuba Mining Ltd. to earn an interest in certain unpatented mining claims in Lyon County, Nevada, for US$1.61 million. On May 12, 2014, the agreement was amended to reflect a change in the anniversary date to August 1 as follows:

(i)	US$140,000 on or before May 26, 2011 (paid)
(ii)	US$130,000 on or before May 26, 2012 (paid)
(iii)	US$120,000 on or before August 23, 2013 (paid)
(iv)	US$80,000 on or before each of August 1, 2014 (paid) and 2015
(v)	US$200,000 on or before each of August 1, 2016, 2017 and 2018
(vi)	US$230,000 each on or before August 1, 2019 and August 1, 2020.

The Company is required to incur a total of US$300,000 exploration work on or before August 1, 2016 and any difference between the actual expenditures and US$300,000 is required to be paid in the event that less than US$300,000 is so incurred.

The project is subject to a 3% NSR upon commencing commercial production of which 1% can be bought for US$1,500,000.

e)	Nieves Silver Concessions, Mexico

Prior to December 29, 2014, the Company owned equal interest in the Nieves silver property located in northern Zacatecas, Mexico, with its US-based joint venture partner, Blackberry Ventures 1, LLC (“Blackberry”). All work plans were made in consultation with the joint venture partner, which contributed its share of ongoing exploration costs plus a 10% administration fee. As at December 31, 2014, Blackberry owed $29,336 (2013 - $49,468) for their share of exploration expenditures incurred during the three months ended December 31, 2014.

The Nieves concessions are subject to a maximum 3% NSR to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retained a 2% NSR on certain core claims and 1% on certain peripheral claims. On January 24, 2007, this NSR was purchased by Royal Gold Inc. Commencing January 26, 2004, an AMR payment of US$75,000 is due to the concession holders until the commencement of commercial production.

On December 29, 2014, the Company entered into an agreement whereby it would transfer its 50% ownership in the stock of the entity holding the Nieves project to Blackberry, the joint venture partner, for US$4,000,000. Payments of $1,000,000 under the agreement are due upon the closing of the agreement March 1, 2015, September 1, 2015, and March 1, 2016. At the time of each payment, the Company will transfer one quarter of its interest in Nieves to Blackberry (representing 12.5% interest in the total project). On December 29, 2014, Blackberry made the initial $1,000,000 payment due under the agreement. Additionally, due to the prevalent market conditions from the transaction as indicators of impairment, the Company recorded a provision against the Nieves properties totalling $2,913,360.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

6.	Mineral properties (Continued)

f)	Other

On March 14, 2014, the Company closed an agreement to sell its uranium properties and assets located in the states of Arizona, Utah and Wyoming for Cdn $500,000 in an all cash transaction.

During the year ended December 31, 2014, the Company considered prevalent market conditions as indicators of impairment, and accordingly recorded a provision against the Reveille, Goldfield and Poker Brown properties totalling $637,514. Reveille and Goldfield properties were returned to their respective owners who are responsible for making 2014 BLM and County payments. On July 17, 2014, Poker Brown was under contract to be sold and the purchaser was responsible for BLM and County payments in return for the extinguishment of a US$37,376 payable owed to this third party and a 0.5% NSR capped at US$500,000.

On October 3, 2014, the Company entered into an agreement with Freeport-McMoRan to sell the Company’s remaining interest in three of its non-core assets, SW Tintic Utah, Cave Peak Texas and Butte Valley for US$5,000,000. At time of closing, US$1 million was paid with further payments to be paid the first day of each quarter starting January 1, 2015 (paid see Note 18 (a) for Subsequent Events) through October 1, 2016 in the amount of US$500,000 each quarter. In order to induce Freeport-McMoRan into the agreement, the Company issued 19,000,000 warrants to the purchaser, which vest at the rate of 1,900,000 warrants per US$500,000 payment made. The warrants carry an exercise price of US$0.16 per warrant exercisable into one common share of the Company. The Company determined that the present value of the payments to be made was US$4,787,717. The Company received the first payment at the date of closing leaving US$3,787,717 due as of December 31, 2014. Additionally, the Company accretes interest income at the effective rate of 5.13% from the date of agreement until paid in full. The Company recorded US$26,208 ($29,761) of interest income receivable due under the agreement for the year ended December 31, 2014 resulting in US$3,813,925 due as of December 31, 2014 ($4,434,451).

7.	Promissory notes

On July 2, 2014, the Company closed an 18-month non-brokered private placement of US$500,000 ($533,350) units where each unit was priced at US$1,000 and comprised one non-transferable convertible redeemable US$1,000 principal amount promissory note (“note”) and 11,442 non-transferable common share purchase warrants. The Company issued notes aggregating US$500,000 in principal and 5,721,000 warrants entitling the purchase of up to 5,721,000 common shares of the Company at $0.16 per share until January 2, 2016 (the “Term”), subject to the Company's right to accelerate the expiry date in certain circumstances.

Each note bears simple interest at a rate of 10% per annum in arrears payable to the extent accrued on the earlier of the due date, conversion or redemption of the note. Subject to provisions set forth in each note, upon conversion or redemption, interest will be paid in the form of shares at the market price determined in accordance with the policies of the TSX-V.

At any time after the expiration of four months after July 2, 2014 ("Closing Date"), the holder of a note may convert the principal amount of the note outstanding into shares in the ratio of $0.095 of the principal amount of the note converted during the first twelve months of the Term, or $0.10 of the principal amount of the note converted during the last six months of the Term, to one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (US funds) if necessary to satisfy any regulatory standard. In the event that, at any time after the expiration of four months after the Closing Date, the Company's common shares have achieved or exceeded a closing price of $0.12 per share for a ten consecutive trading day period on the TSX-V, the principal amount of the notes outstanding will be automatically redeemed and converted into shares in the ratio of $0.095 of the principal amount of the note redeemed during the first twelve months of the Term, or $0.10 of the principal amount of the note redeemed during the last six months of the Term, for one share. Any interest payable will be converted into shares at the market price determined in accordance with the policies of the TSX-V. However, as to any note, the Company reserves the right to pay some or all of the interest in cash (US funds) if necessary to satisfy any regulatory standard.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

7.	Promissory notes (Continued)

At any time after the expiration of four months after the Closing Date, the Company may, prior to conversion, on thirty days’ notice in writing, redeem the principal amount of the notes outstanding by paying the holders, in cash, the principal amount of the notes outstanding together with interest, in cash or, at the Company's option, in shares at the market price determined in accordance with the policies of the TSX-V, at the rate of 15% per annum calculated from the date of issue of the notes.

The Company evaluated the notes payable and determined that the shares issuable pursuant to the conversion option were not determinable due to the fact that the note is in US dollars and convert into a fixed Canadian dollar price resulting in a variable number of shares that could be issued and, as such, constitute a derivative liability. Based on the Company’s valuation of the debt portion and the derivative component at the time of issue, the proceeds were allocated as US$298,329 ($318,227) to the debt component and US$201,671 ($215,122) to the derivative component of the instrument representing an effective interest rate of 35% to the debt component. The resulting discount to the debt component will be amortized and accreted back to the debt over the 1.5 year term. The fair value of the derivative liability component was valued on inception of the note using the Black-Scholes option pricing model using the following assumptions: volatility of 173.5%, expected term of 1.5 years, discount rate of 1.1% and dividend yield of 0%

The derivative component was further revalued at December 31, 2014 resulting in an ending balance of $85,731. The derivative liability component was revalued using the following assumptions: volatility of 140%, expected term of 1.01 years, discount rate of 1.01% and dividend yield of 0%.

The resulting $451,787 of accreted interest expense and convertible note payable was recorded as a liability on the balance sheet at December 31, 2014. The derivative liability balance is shown separate as a component of derivative liability (Note 8).

8.	Derivative liability

In accordance with the agreement entered into with Freeport-McMoRan noted in 6(f), the Company issued 19,000,000 warrants to the purchaser, which vest at the rate of 1,900,000 warrants per US$500,000 payment made. The warrants carry an exercise price of US$0.16 per warrant exercisable into one common share of the Company with an expiration in October 2019. As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

The fair value of each warrant issued in 2014 was estimated to be US$0.037 on the date issued and subsequently remeasured at December 31, 2014 to be US$0.034 using the Black-Scholes option pricing model assuming an expected volatility of 174%, a risk-free interest rate of 1.13%, a dividend yield of 0% and an expected term of 4.75 years for a total value of US$654,090 ($760,510).

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

8.	Derivative liability (Continued)

During the year ended December 31, 2013, the Company issued 29,810,000 share purchase warrants as part of a private placement offering (2012 - 6,541,571). As these warrants have an exercise price denominated in a currency that is different from the Company’s functional currency, they are classified as derivative liabilities and carried at their fair values. Any changes in the fair value from period to period are recorded in profit or loss.

During 2012, the Company issued 6,541,571 warrants with an exercise price denominated in a currency that is different from the Company’s functional currency. As of December 31, 2014, the warrants expired without being exercised and any remaining derivative liability was written off to profit and loss during the year.

The fair value of each warrant issued in 2013 was estimated to be US$0.089 on the date issued and subsequently remeasured at December 31, 2014 to be US$0.02 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 1.75 years for a total value of US$562,697 ($654,226).

The fair value of promissory notes issued in 2014 was estimated to be $0.05 on the date issued and subsequently remeasured at December 31, 2014 to be $0.01 using the Black-Scholes option pricing model assuming an expected volatility of 173%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 1.01 years for a total value of $85,731.

Option pricing models require the input of subjective assumptions including the expected price volatility, which was determined based on the historical volatility over the estimated life of the warrants. Changes in the assumptions can materially affect the fair value estimate.

The following table sets out the changes in derivative liability warrants:

	Number of		Weighted Average Exercise
	Warrants	Fair value assigned	Price
At December 31, 2012	6,541,571	$774,673	US$	0.53
Issuance of derivative warrants	29,810,000	2,781,003	US$	0.15
Change in fair value estimates	-	(2,363,892)	US$	0.00
At December 31, 2013	36,351,571	1,191,784	US$	0.22
Issuance of promissory notes	-	215,122	US$	0.00
Issuance of derivative warrants	19,000,000	786,682	US$	0.16
Expiration of warrants	(6,541,571)	-	US$	0.53
Change in fair value estimates	-	(693,121)	US$	0.00
At December 31, 2014	48,810,000	$1,500,467	US$	0.15

9.	Share capital

The Company has an unlimited number of common shares authorized without par value.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments

a)	Stock options

The Company has a stock option plan (the “Plan”), which is approved by the shareholders annually. The Plan is designed to attract and retain individuals and to reward them for current and expected future performance. Options generally are granted for a maximum term of five years and expire 90 days following the termination of the optionee’s agreement. The exercise price for the options is set at the closing market price of the common shares on the grant date. The vesting period of options vary with terms determined by the board of directors. Under the Plan, the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

On June 25, 2014, the Company granted 2,880,000 fully vested stock options to directors and officers (2,100,000), employees (200,000) and consultants (580,000). Each option was fair valued at $0.06 using the Black-Scholes option pricing model assuming an expected volatility of 102%, a risk-free interest rate of 1.31%, a dividend yield of 0% and an expected term of 5 years.

On December 31, 2014, the Company granted 1,000,000 fully vested stock options to certain officers. These options have a five-year expiry date and a strike price of $0.05 each. Each option was fair valued at $0.04 using the Black-Scholes option pricing model assuming an expected volatility of 140%, a risk-free interest rate of 1.01%, a dividend yield of 0% and an expected term of 5 years.

The following table presents changes in stock options outstanding and exercisable:

	December 31, 2014		December 31, 2013

	Number of	Weighted Average	Number of	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of year	16,310,000	$0.78	14,010,000	$.16
Granted	3,880,000	$0.09	3,955,000	$0.16
Expired	(4,790,000)	$(0.96)	(1,655,000)	$(2.86)

Outstanding, end of year	15,400,000	$0.55	16,310,000	$0.78

Exercisable, end of year	15,100,000	$0.56	15,710,000	$0.93

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments (Continued)

a)	Stock options (Continued)

The following table summarizes information about the stock options outstanding by expiry dates:

				Options Outstanding

Exercise price	Fair Value	Expire Date	December 31, 2014	December 31, 2013
$ 0.98	$ 0.52	November 9, 2014	-	1,705,000
$ 1.02	$ 0.51	November 9, 2014	-	2,095,000
$ 1.80	$ 0.85	April 1, 2015	100,000	100,000
$ 1.76	$ 0.97	April 22, 2015	200,000	200,000
$ 1.29	$ 0.75	August 9, 2015	1,405,000	1,535,000
$ 1.55	$ 0.90	October 6, 2015	65,000	65,000
$ 1.51	$ 0.90	November 3, 2015	100,000	100,000
$ 0.60	$ 0.12	December 31, 2015	400,000	400,000
$ 1.60	$ 0.96	March 24, 2016	200,000	275,000
$ 1.25	$ 0.74	August 9, 2016	2,370,000	2,635,000
$ 0.90	$ 0.51	October 24, 2016	300,000	300,000
$ 0.50	$ 0.32	March 27, 2017	100,000	100,000
$ 0.45	$ 0.28	June 28, 2017	2,520,000	2,845,000
$ 0.16	$ 0.12	September 19, 2018	3,810,000	3,955,000
$ 0.10	$ 0.06	June 25, 2019	2,830,000	-
$ 0.05	$ 0.04	December 31, 2019	1,000,000	-
	Total stock options outstanding		15,400,000	16,310,000

The weighted average remaining contractual life for options outstanding and exercisable at December 31, 2014 was 2.89 and 2.87 years (2013 - 2.73 and 2.65 years), respectively.

The Company uses the following weighted average assumptions in the Black-Scholes option pricing model to fair value the options granted:

	December 31, 2014	December 31, 2013	December 31, 2012
Weighted average share price	$0.09	$0.19	$0.44
Risk-free interest rate	1.25%	1.72%	1.11%
Expected share price volatility	111%	96%	82%
Expected option life in years	5.0	5.0	3.9
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments (Continued)

a)	Stock options (Continued)

Share-based payments expense of $255,593 was recognized in the year ended December 31, 2014 allocated as to directors and officers ($207,077), employees ($12,440) and consultants ($36,076).

	Years ended December 31,
	2014	2013	2012
Consultants	$12,440	$96,559	$368,835
Directors and officers	207,077	336,745	460,455
Employees	36,076	26,673	217,227
	$255,593	$459,977	$1,046,517

Volatility was determined based on the historical volatility over the estimated lives of the options.

b)	Share purchase warrants

The following table presents changes in warrants outstanding:

	December 31, 2014		December 31, 2013
	Number of	Weighted Average		Weighted Average
	Warrants	Exercise Price	Number of Warrants	Exercise Price
Outstanding, beginning of year	36,351,571	$0.23	8,188,274	$0.88
Issued	24,721,000	$0.18	29,810,000	$0.15
Expired	(6,541,571)	$0.62	(1,646,703)	$2.27
Outstanding, end of year	54,531,000	$0.18	36,351,571	$0.23

The following table summarizes information about the warrants outstanding by expiry dates as of December 31, 2014 and 2013:

		Number of Warrants
Expiry date	Exercise price	December 31, 2014	December 31, 2013
December 28, 2014	US$ 0.53	-	6,541,571
September 13, 2016	US$ 0.15	29,810,000	29,810,000
January 2, 2016	CA$ 0.16	5,721,000	-
October 3, 2019	US$ 0.16	19,000,000	-
		54,531,000	36,351,571

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

10.	Share-based payments (Continued)

b)	Share purchase warrants (Continued)

On July 28, 2014, the Company repriced the exercise price of 6,541,571 warrants from US$0.53 to US$0.16 per warrant. The expiration date of the warrants remained at December 28, 2014, subject to an accelerated exercise period provision, which provided that, if the closing price of the Company’s shares is US$0.215 or higher for ten consecutive trading days (the “Premium Trading Days”), warrant holders would have thirty calendar days, commencing seven calendar days after the last Premium Trading Day, to exercise the warrants. The warrants would automatically expire if the warrant holders do not exercise them within this thirty-day period. On December 28, 2014, the warrants expired unexercised.

11.	Compensation of key management

Key management comprises directors and executive officers. Certain executive officers are entitled to termination benefits equal to up to two years’ gross salary amounting to $1,100,000 in the event of a change of control. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

	Years ended December
	2014	2013	2012
Salaries and employee benefits	$677,122	$393,230	$918,297
Directors' fees	-	174	126,971
Share-based payments	207,077	329,167	460,455
	$884,199	$722,571	$1,505,723

Personnel costs reflect staff reductions, change of CFO status from contractor to employee near the end of 2013 and certain temporary management salary reductions in the previous period.

As per a board resolution in May 2013, until further notice, directors’ fees continue to be suspended with no accrual.

12.	Related party transactions

a)	The Company’s related parties consist of companies owned by executive officers or directors. The following fees and expenses were incurred in the normal course of operations:

	Years ended December 31,
	2014	2013	2012
Manex Resources Group (a)	$305,294	$463,024	$535,349
Lawrence Page Q.C. Law Corp. (b)	9,139	14,187	4,115
Atherton Enterprises Ltd. (c)	-	88,542	157,880
	$314,433	$565,753	$697,344

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

12.	Related party transactions (Continued)

a)	(Continued)

a)	Manex Resource Group (“Manex”) is a private company owned by the Corporate Secretary that provides general office and administrative services. As of December 31, 2014, $3,295 (2013 - $nil) was owing.

b)	Lawrence Page, Q.C. Law Corp. is a company owned by the Corporate Secretary that provides legal services. As of December 31, 2014, $nil (2013 - $nil) was owing due to related parties.

c)

Atherton Enterprises Ltd. is a private company owned by Mr. Scott Hean, the CFO of the Company. Effective December 1, 2013, Mr. Hean became a salaried employee of the Company. As of December 31, 2014, $nil (2013 - $nil) was payable.

b)	Loan payable

During the year ended December 31, 2013, the former president and CEO and current chairman of the Company advanced three loans to the Company in the principal amount of US$800,000, of which US$200,000 was repaid during 2013. The loans are unsecured, bear annual interest of 10% and are due on demand with 40 days’ notice.

On March 18, 2014, the loans were renegotiated so that the entire balance of US$600,000 was due on demand with 40 days’ notice. Total principal and interest amounts of US$707,342 owing to the chairman were repaid December 28, 2014.

13.	Commitments

a)

Manex is a private company controlled by the Corporate Secretary of the Company. It provides furnished office space, selected administration, accounting and corporate secretarial services to the Company. These services are provided in the normal course of operations for consideration established and accepted by the Company and Manex. On February 9, 2012, the Company renewed its service agreement with Manex for its Vancouver head office administration and corporate services at a monthly rate of $15,750 for office rent plus accounting and administration services provided at agreed market rates for a five-year term expiring August 31, 2017. The service agreement was amended September 1, 2013, March 1, 2014 and January 1, 2015 to reduce the fee for services to a monthly rate of $5,000 with the monthly office lease remaining at $8,000. The Company may terminate the services portion of the agreement upon 30 days’ notice without penalty, and the office lease portion of the agreement by paying Manex the lesser of $96,000 or a total fee owing for the remainder of the lease term (through August 31, 2017).

b)

On March 1, 2011, the Company’s US subsidiary entered into a lease agreement for its premises located in Yerington, Nevada. The initial term of the lease is three years with an option to extend for an additional three years. The lease is currently extended to February 28, 2015 at US$3,400 per month.

c)	As of December 31, 2014, the Company had the following commitments related to its office premises in Vancouver, British Columbia, and Yerington, Nevada:

December 31, 2015	$103,906
December 31, 2016	96,000
December 31, 2017	64,000
$263,906

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

14.	Supplemental cash flow information

For the years ended
	December 31, 2014	December 31, 2013	December 31, 2012
Non-cash items
Mineral property expenditures included in accounts payable	$3,279	$139,860	$302,366
Non-cash share issue costs	$-	$-	$-
Shares received for mineral properties	$-	$-	$-
Shares issued for mineral properties	$-	$95,000	$-

15.	Deferred income taxes

	a)	A reconciliation of income tax provision computed at Canadian statutory rates to the reported income tax provision is provided as follows:

	2014	2013

Loss for the year	$2,484,716	$28,817,916
Canadian statutory tax rate	26%	26%

Income tax benefit computed at statutory rates	646,026	7,492,658
Foreign tax rates different from statutory rates	61,942	(36,163)
Temporary differences	865,437	(12,239)
Change in timing differences	1,230,338	(2,996,296)
Rate difference between current and deferred taxes	370,316	68,671
Foreign exchange gains or losses	1,867,053	1,600,854
Permanent differences	96,224	(120,846)
Unused tax losses and tax offsets not recognized in tax asset	(5,137,336)	(5,996,639)

	$-	$-

Effective April 1, 2013, the British Columbia provincial tax increased from 10% to 11% and the Canadian federal corporate tax rate remained unchanged at 15%. The overall increase in tax rates has resulted in an increase in the Company’s statutory tax rate from 25% to 26%. This rate remained unchanged through 2014.

b)	The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at December 31, 2014 and 2013 are presented below:

	2014	2103
Deferred tax assets
Tax losses carried forward	$737,184	$1,838,546
Tax value over book value of equipment	-	-
Deferred tax assets	737,184	1,838,546
Deferred tax liability
Book value over tax value of mineral properties	(737,184)	(1,838,546)
Net deferred tax assets	$-	$-

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

15.	Deferred income taxes (Continued)

c)

The Company recognizes tax benefits on losses or other deductible amounts generated in countries where it is probable the deferred tax assets will be recovered. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consist of the following amounts:

	2014	2013

Non-capital losses	$53,019,289	$42,394,557
Share issue costs	629,896	947,700
Tax value over book value of mineral properties	16,999,491	7,864,928
Tax value over book value of equipment	715,053	641,500
Tax value over book value of investments	41,266	37,400
Unrecognized deductible temporary differences	$71,404,995	$51,886,085

The Company’s unused non-capital losses expire as follows:

	Canada	United States	Mexico
2015 - 2019	$360,000	$-	$8,318,000
2020 - 2024	-	769,000	15,493,000
2025 - 2034	20,328,000	7,380,000	-
Total	$20,688,000	$8,149,000	$23,811,000

16.	Segmented information

The Company has one business segment, the exploration of mineral properties. The Company’s significant non- current assets are distributed by geographic locations as follows:

	December 31, 2014		December 31, 2013

	Property equipment	Mineral property	Property equipment	Mineral property
Mexico	$53,313	$2,745,360	$78,142	$6,566,237
USA	23,208	34,743,116	72,232	38,298,949
Total	$76,521	$37,488,476	$150,374	$44,865,186

17.	Capital management and financial instruments

The Company considers its capital under management to consist of shareholders’ equity. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company’s objectives of capital management are intended to ensure the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, and support any expansionary plans.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2014.

The Company designates the fair value of financial instruments according to the following:

Level 1 -	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 -	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s activities expose it to a variety of risks arising from financial instruments. These risks and management’s objectives, policies and procedures for managing these risks are disclosed as follows.

The following is a summary classification of financial instruments as of December 31, 2014 and 2013:

					Other	Total
	Loans and	Available-for-	Held-for-	Held-for-	financial	carrying
December 31, 2014	receivables	sale	trading	maturity	liabilities	value
Financial assets
Cash and cash equivalents	$-	$-	$1,720,800	$-	$-	$1,720,800
Restricted cash	32,491	-	-	-	-	32,491
Amount due from Joint Venture Partner	29,336	-	-	-	-	29,336
Amounts due on sale of mineral properties	4,451,891	-	-	-	-	4,451,891
Reclamation bonds	71,621	-	-	-	-	71,621
Financial liabilities
Accounts payable and accrued liabilities	-	-	-	-	(829,394)	(829,394)
Due to related parties	-	-	-	-	(3,295)	(3,295)
Derivative liability - warrants	-	-	(1,500,467)	-	-	(1,500,467)
	$4,585,339	$-	$220,333	$-	$(832,689)	$3,972,983

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

					Other
	Loans and	Available-for-	Held-for-	Held-for-	financial	Total
December 31, 2013	receivables	sale	trading	maturity	liabilities	carrying value
Financial assets
Cash	$-	$-	$894,265	$-	$-	$894,265
Restricted cash	42,444					42,444
Amount due from Joint Venture Partner	49,468					49,468
Marketable securities		4,167				4,167
Reclamation bonds	182,046					182,046
Financial liabilities
Accounts payable and accrued liabilities					(540,655)	(540,655)
Derivative liability - warrants			(1,191,784)			(1,191,784)
	$273,958	$4,167	$297,519	$-	$(540,655)	$(560,049)

Fair value

The Company’s marketable securities measured at fair value were categorized in Level 1 at $nil (2013 - $4,167). The fair value of the Company’s marketable securities is based on active market prices at the reporting date.

The derivative liability is measured at fair value and categorized in Level 2 at $1,500,467 (2013 - $1,191,784). The fair value of the derivative liability is based on the Black-Scholes option pricing model inputs disclosed in note 7, as determined at the reporting date.

The recorded amount for cash, restricted cash, amount due from exploration partners, amounts due from and to related parties, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the reclamation bonds approximate their fair values, as these balances are redeemable on demand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk comprises three types of risks: currency risk, interest rate risk and other price risk.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

Currency risk

The Company operates internationally and is exposed to foreign currency risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations.

The Company is exposed to currency risk as follows:

	December 31, 2014		December 31, 2013
	US	Pesos	US	Pesos
Cash	$1,453,433	-	$809,466	70,656
Other receivables and restricted cash	3,851,925	-	34,500	-
Due from exploration partners	25,231	-	45,510	-
Reclamation bond	61,600	-	171,160	-
Accounts payable and accrued liabilities	(119,931)	(61,479)	(306,991)	(74,114)
Loan payable	-	-	(638,160)	-
Derivative liabilities - warrants	(1,216,787)	-	(1,102,970)	-
Net foreign exposure	$4,055,471	(61,479)	$(987,485)	(3,458)

Based on the above net foreign currency exposures as at December 31, 2014 and 2013, and assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against a) the US dollar would result in a change of $202,774 (2013 - $49,374) in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the year.

Interest rate risk

The Company’s cash is held in bank accounts that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value as of December 31, 2014. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s marketable securities are carried at market value and are therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would have no material impact on the value of the Company’s marketable securities.

Quaterra Resources Inc.
Notes to Condensed Consolidated Financial Statements
For the Years Ended December 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

17.	Capital management and financial instruments (Continued)

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company’s financial instruments that are exposed to credit risk and for which the balances represent the maximum exposure to credit risk are cash, restricted cash, amounts due from exploration partners, and taxes and other receivables. The Company manages its credit risk on cash and restricted cash by maintaining these balances at Canadian chartered banks and financial institutions that have high credit ratings assigned by international credit ratings agencies. The Company’s credit risk associated with amounts due from exploration partners is minimized as a result of a strong and continuing working relationship with the partners. Taxes receivable include balances due from the Canadian federal government.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accounts payable and accrued liabilities of $380,901 are due in the first quarter of fiscal 2015 and US$451,787 of convertible notes payable.

18.	Subsequent events

a.

On January 6, 2015, the second installment payment due under the non-core residual asset sale to Freeport- McMoRan of US$500,000 was received. Additionally, with the receipt of payment, an additional 1,900,000 warrants became vested and exercisable immediately at an exercise price of US$0.16 per share.

b.

On February 10, 2015, the Company paid the final property payment for the MacArthur property and therefore, owns 100% of MacArthur. The property is subject to a 2% NSR, which may be reduced to 1% for US$1,000,000.

c.	On March 1, 2015, the Company granted Blackberry Ventures a two month extension for the second US$1,000,000 payment, which is now due no later than April 30, 2015.